AA 3/16/2004

NF 3/18/04

04015945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-34262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOEB ARBITRAGE FUND

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD CAMPBELL (212) 483-7078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POLAKOFF & MICHAELSON, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

225 WEST 34TH STREET, (Address) NEW YORK (City) NEW YORK (State) 10122 (Zip Code)

CHECK ONE:

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIDEON KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOEB ARBITRAGE FUND, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

LOEB ARBITRAGE MANAGEMENT, INC.

Notary Public

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing [redacted]o have existed since the date of the previous audit.
- XX (o) INDEPENDENT [redacted]NTING CONTROLS.

***For conditions of confiden[redacted]ee section 240.17a-5(e)(3).*

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2003

(With Independent Auditor's Report Thereon)

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants

OATH OR AFFIRMATION

I, Gideon King, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule (s) pertaining to the Firm of LOEB ARBITRAGE FUND, as of December 31, 2003, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

(Signature)

President, Loeb Arbitrage Management, Inc. G.P.
(Title)

(Notary Public)

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2006

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

DECEMBER 31, 2003

TABLE OF CONTENTS

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Partners of
Loeb Arbitrage Fund
New York, New York

We have audited the accompanying statement of financial condition including the condensed schedule of investments of Loeb Arbitrage Fund as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loeb Arbitrage Fund as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Polakoff & Michaelson, CPA, P.C.

New York, New York
February 23, 2004

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff CPA 1940-1987

LOEB ARBITRAGE FUND

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Securities owned:	
Marketable securities owned - at market value (Notes 3 and 8)	$ 344,759,016
Other investments - at fair value (Notes 3 and 8)	182,754,670
Due from clearing brokers (Note 4)	233,353,262
Receivable from clearing broker - unrealized appreciation on equity swap contracts (Notes 3 and 8)	2,638,233
Accrued dividends and interest receivable	2,348,378
Stock subscriptions purchased	457,820
Total assets	$ 766,311,379

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold but not yet purchased - at market value (Notes 3 and 8)	$ 140,069,110
Payable to broker-unrealized depreciation on forward currency contracts (Notes 3 and 8)	12,461
Accrued expenses	5,909,504
Accrued dividends and interest on securities sold but not yet purchased	517,035
Due to general partner (Note 5)	182,584
Total liabilities	146,690,694
Commitments (Note 7)	
Advance payments for capital subscriptions	500,000
Partners' capital (Note 11)	619,120,685
Total liabilities and partners' capital	$ 766,311,379

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2003

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
EQUITIES (51.47%)		
North America (primarily United States) (44.82%)		
Agricultural production- crops	0.13	$ 817,638
Amusement and recreational services	0.92	5,680,252
Apparel and other textile products	3.12	19,339,728
Auto and auto parts	0.41	2,564,024
Building materials, hardware, garden supply, & mobile home	0.00	17,764
Business services	3.25	20,141,656
Chemicals and allied products	1.81	11,217,384
Communications	3.68	22,754,090
Construction and building	0.01	62,362
Depository institutions	1.47	9,113,488
Eating and drinking places	0.26	1,628,832
Electric, gas, and sanitary services	4.52	27,997,405
Electrical and electronic equipment	3.73	23,095,226
Engineering and management services	1.16	7,159,018
Food and kindred products	0.90	5,549,093
Food stores	0.00	13,251
Furniture and fixtures	0.00	24,616
General building contractors	0.20	1,260,182
General merchandise stores	0.01	76,055
Health services	0.36	2,198,920
Holding and other investment offices	1.12	6,948,751
Industrial machinery and equipment	0.36	2,240,416
Instruments and related products	3.15	19,503,066
Insurance carriers	4.12	25,521,108
Investment banking, brokerage, money center banks	0.41	2,531,947
Justice, public order, and safety	0.07	420,029
Lumber and wood products	0.30	1,880,623
Metal mining	1.80	11,136,071
Miscellaneous manufacturing industries	0.00	1,341
Miscellaneous retail	0.65	3,994,633
Motion pictures	0.47	2,898,686
Motor freight transportation and warehousing	0.14	866,314
Nondepository credit institutions	0.31	1,888,752
Nonmetallic minerals, except fuels	0.08	473,558
Oil and gas extraction	1.92	11,898,506
Petroleum and coal products	0.47	2,873,135
Primary metal industries	0.00	3,314
Printing and publishing	0.30	1,832,652

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2003

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
EQUITIES (51.47%) *(Continued)*		
Real estate	0.14	$ 888,795
Rubber and miscellaneous plastics products	0.90	5,586,122
Security, commodity brokers, and services	0.03	176,654
Stone, clay, glass, and concrete products	0.51	3,121,055
Textile mill products	0.01	42,205
Transportation by air	0.43	2,635,685
Transportation equipment	0.08	519,904
Unit Trust	0.72	4,432,714
Wholesale trade--durable goods	0.29	1,813,095
Wholesale trade--nondurable goods	0.05	333,498
Other	0.05	332,036
Total North America (primarily United States) (cost $244,825,946)	44.82	277,505,649
Europe (4.79%)		
Apparel and accessory stores	0.25	1,549,723
Business services	0.65	4,022,751
Chemicals and allied products	0.14	875,246
Eating and drinking places	0.12	756,546
Electric, gas, and sanitary services	0.29	1,813,551
Food and kindred products	1.05	6,510,650
Food stores	0.39	2,409,311
Industrial machinery and equipment	0.02	154,714
Instruments and related products	1.04	6,457,794
Metal mining	0.04	252,938
Motor freight transportation and warehousing	0.09	534,074
Real estate	0.30	1,854,432
Tobacco manufactures	0.12	714,391
Transportation by air	0.29	1,776,879
Total Europe (cost $29,832,728)	4.79	29,683,000
Asia and Pacific Rim (1.86%)		
Amusement and recreational services	0.54	3,314,177
Business services	0.23	1,423,267
Communications	0.07	428,386
Depository institutions	0.18	1,118,956
General building contractors	0.02	142,516
Insurance carriers	0.10	624,697
Metal mining	0.33	2,060,254
Oil and gas extraction	0.39	2,385,630
Total Asia and Pacific Rim (cost $10,817,018)	1.86	11,497,883
Total Equities (cost $285,475,692)	51.47	318,686,532

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2003

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
LONG-TERM DEBT SECURITIES (3.93%)		
North America (primarily United States) (2.68%)		
Amusement and recreational services	0.44	$ 2,737,211
Communications	0.27	1,672,427
Electric, gas, and sanitary services	1.10	6,802,672
Oil and gas extraction	0.49	3,004,275
Pipelines, except natural gas	0.00	24,843
Security, commodity brokers, and services	0.20	1,209,710
Transportation by air	0.18	1,126,081
Total - North America (primarily United States) (cost $14,827,194)	2.68	16,577,219
Europe - Food and kindred products (cost $5,654,348)	1.25	7,764,119
Total Long-Term Debt Securities (cost $20,481,542)	3.93	24,341,338
OPTIONS (ALL U.S.; .28%)		
Long stock call options	0.19	1,184,686
Long stock put options	0.02	143,853
Long stock index options	0.07	402,607
Total Options (cost $1,689,374)	0.28	1,731,146
DISTRESSED DEBT SECURITIES (19.74%)		
North America (primarily United States) (19.25%)		
Amusement and recreational services	0.21	1,272,044
Apparel and accessory stores	0.03	187,538
Business services	1.40	8,654,627
Chemicals and allied products	0.57	3,505,520
Communications	6.55	40,572,270
Depository institutions	0.03	181,718
Electric, gas, and sanitary services	1.54	9,525,076
Electrical and electronic equipment	0.02	136,565
Food stores	0.29	1,813,509
General merchandise stores	0.25	1,525,814
Health services	2.56	15,844,956
Industrial machinery and equipment	0.11	703,601
Insurance carriers	0.78	4,830,863
Metal mining	0.36	2,241,979
Miscellaneous retail	0.05	275,133
Nondepository credit institutions	0.64	3,969,762
Oil and gas extraction	0.17	1,040,357
Pipelines, except natural gas	0.30	1,880,659

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2003

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
DISTRESSED DEBT SECURITIES (19.74%) ***(Continued)***		
Primary metal industries	0.30	$ 1,828,147
Printing and publishing	0.02	109,025
Security, commodity brokers, and services	0.43	2,673,434
Textile mill products	0.23	1,454,243
Transportation by air	1.91	11,848,028
Transportation equipment	0.49	3,031,152
Water transportation	0.01	68,235
Total North America (primarily United States) (cost $107,588,865)	19.25	119,174,255
Europe (.25%)		
Food and kindred products	0.10	646,699
General building contractors	0.02	128,520
Industrial machinery and equipment	0.06	352,466
Wholesale trade--nondurable goods	0.07	431,935
Total Europe (cost $3,028,972)	0.25	1,559,620
Asia and Pacific Rim - Food and kindred products (cost $3,328,735)	0.24	1,473,055
Total Distressed Securities (cost $113,946,572)	19.74	122,206,930
BANK DEBT (9.23%)		
North America (primarily United States) (8.29%)		
Apparel and accessory stores	0.02	122,673
Business services	0.82	5,049,555
Chemicals and allied products	0.67	4,159,988
Communications	2.18	13,489,346
Electric, gas, and sanitary services	0.06	359,631
Food and kindred products	2.01	12,413,630
Health services	0.21	1,311,708
Pipelines, except natural gas	0.66	4,072,470
Stone, clay, glass, and concrete products	0.59	3,619,889
Textile mill products	0.50	3,122,477
Transportation equipment	0.57	3,556,457
Total North America (primarily United States) (cost $44,240,632)	8.29	51,277,824
Europe (.94%)		
Electric, gas, and sanitary services	0.38	2,336,341
Hotels, rooming houses, camps, and other lodging places	0.35	2,195,959
Motor freight transportation and warehousing	0.21	1,310,773
Total Europe (cost $4,699,836)	0.94	5,843,073
Total Bank Debt (cost $48,940,468)	9.23	57,120,897

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2003

	PERCENT OF PARTNERS' CAPITAL		MARKET VALUE
TRADE CLAIMS (0.55%)			
North America (primarily United States) (0.55%)			
Communications	0.54	$	3,343,151
Insurance carriers	0.01		49,695
Wholesale trade - nondurable goods	0.00		18,997
Total North America (primarily United States) (cost $3,595,556)	0.55		3,411,843
Total Trade Claims (cost $3,595,556)	0.55		3,411,843
OTHER INVESTMENTS (cost $15,000)	0.00		15,000
TOTAL INVESTMENTS (cost $474,144,204)	85.20	$	527,513,686
EQUITIES SOLD BUT NOT YET PURCHASED (18.60%)			
North America (primarily United States) (16.60%)			
Business services	(1.77)	$	(10,939,548)
Chemicals and allied products	(0.82)		(5,093,016)
Communications	(1.24)		(7,700,102)
Depository institutions	(1.31)		(8,119,115)
Eating and drinking places	(0.01)		(32,837)
Electric, gas, and sanitary services	(0.05)		(330,271)
Electrical and electronic equipment	(1.46)		(9,056,178)
Engineering and management services	(0.39)		(2,411,325)
Fabricated metal products	(0.11)		(688,219)
Health services	(0.63)		(3,873,019)
Holding and other investment offices	(0.32)		(2,010,154)
Industrial machinery and equipment	(0.20)		(1,233,258)
Instruments and related products	(1.33)		(8,238,108)
Insurance carriers	(1.77)		(10,954,495)
Lumber and wood products	(0.20)		(1,246,797)
Metal mining	(1.70)		(10,515,368)
Miscellaneous manufacturing industries	(0.05)		(287,944)
Nondepository credit institutions	(0.03)		(178,353)
Oil and gas extraction	(0.04)		(260,969)
Paper and allied products	(0.02)		(123,655)
Primary metal industries	(0.28)		(1,736,153)
Printing and publishing	(0.13)		(792,378)
Security, commodity brokers, and services	0.00		(3,407)
Stone, clay, glass, and concrete products	(0.20)		(1,266,699)
Transportation by air	(0.05)		(305,134)
Transportation equipment	(0.23)		(1,418,825)
Other	(2.26)		(13,972,496)
Total North America (primarily United States) (proceeds $92,683,068)	(16.60)		(102,787,823)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2003

	PERCENT OF PARTNERS' CAPITAL	MARKET VALUE
EQUITIES SOLD BUT NOT YET PURCHASED (18.60%) *(Continued)*		
Europe (1.48%)		
Business services	(0.19)	$ (1,176,789)
Depository institutions	(0.07)	(429,908)
Eating and drinking places	(0.08)	(475,587)
Food and kindred products	(0.59)	(3,652,199)
Food stores	(0.31)	(1,925,751)
Real estate	(0.17)	(1,037,720)
Transportation	(0.07)	(438,195)
Total Europe (proceeds $8,340,519)	(1.48)	(9,136,149)
Asia and Pacific Rim (.52%)		
Amusement and recreational services	(0.24)	(1,464,976)
Communications	(0.01)	(79,000)
Metal mining	(0.27)	(1,694,288)
Total Asia and Pacific Rim (proceeds $2,752,064)	(0.52)	(3,238,264)
Total Equities Sold But Not Yet Purchased (proceeds $103,775,651)	(18.60)	(115,162,236)
LONG-TERM DEBT SECURITIES SOLD BUT NOT YET PURCHASED (1.53%)		
North America (primarily United States) (1.53%)		
Communications	(0.37)	(2,321,432)
Food stores	(0.13)	(832,868)
General merchandise stores	(0.19)	(1,168,707)
Primary metal industries	(0.48)	(2,947,084)
Printing and publishing	(0.08)	(517,900)
Stone, clay, glass, and concrete products	(0.22)	(1,355,394)
Wholesale trade--nondurable goods	(0.06)	(382,108)
Total North America (primarily United States) (proceeds $8,371,616)	(1.53)	(9,525,493)
Total Long-Term Debt Securities Sold But Not Yet Purchased (proceeds $8,371,616)	(1.53)	(9,525,493)
GOVERNMENT SECURITIES SOLD BUT NOT YET PURCHASED (ALL U.S.; 2.24%)		
U.S. Treasury Notes (cost$13,608,254)	(2.24)	(13,847,822)
OPTIONS SOLD BUT NOT YET PURCHASED (ALL U.S.; .25%)		
Short Stock Call Options	(0.09)	(538,752)
Short Stock Index Call Options	(0.16)	(994,807)
Total Options Sold But Not Yet Purchased (cost $967,415)	(0.25)	(1,533,559)
TOTAL INVESTMENTS SOLD BUT NOT YET PURCHASED (proceeds $126,722,936)	(22.62)	$ (140,069,110)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

Note 1 - Organization and Nature of Business

Loeb Arbitrage Fund (the "Fund"), a New York State Limited Partnership, was formed on May 14, 1985, and commenced operations on January 15, 1988. The Fund, under the terms of its limited partnership agreement, will continue until December 31, 2010 unless sooner dissolved. The Partnership engages in securities arbitrage (primarily "risk" but also "riskless"), other securities transactions as well as securities options, other speculative transactions, and may to a limited extent, also engage in commodity (including currency) spot, forward, options and swap transactions that are not subject to regulation under the Commodity Exchange Act or similar state laws. When the Fund engages in risk arbitrage activities, it invests funds jointly under a joint account agreement ("Joint Account") with Loeb Partners Corporation ("LPC"), a Delaware corporation which is related to the General Partner. During 2003 substantially all investments were made under the Joint Account with LPC. Allocation from the joint account is made in proportion to the funds invested by the Fund and LPC. The net income for each partner of the Fund is allocated one-fourth to the General Partner and three-fourths to all partners in proportion to their individual interests. Net losses for each partner are allocated to individual partners' capital accounts in proportion to their individual interests. The partnership prepares its financial statements as a broker-dealer as required by the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

a) Use of Estimates

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition

The Fund records security transactions on the trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

c) Valuation of Securities

In general, securities which are listed on a national securities exchange are valued at their last available public sale price on the date of determination on the largest national securities exchange on which such securities have traded on such date. If no such sales of

Note 2 - Summary of Significant Accounting Policies *(Continued)*

c) Valuation of Securities (Continued)
of such securities occurred on either of the foregoing dates, such securities positions (whether long or short are valued at the last reported "bid" price on the largest securities exchange on which such securities are traded, on the date of determination. Nasdaq securities (whether long or short) are valued at the last reported "bid" price on Nasdaq.

Debt securities traded over-the-counter (whether long or short) are valued by the General Partner on a reasonable basis between the last reported "bid" and "asked" prices derived from published industry sources, from quotes provided by brokers trading the securities and prices available on the Nasdaq Trade Reporting and Compliance Engine (TRACE). In special circumstances in which the General Partner determines that market prices or quotations do not fairly represent the value of particular assets, or if the investments are either not securities (such as, for example, bank debt interests) or are not listed on an exchange (or exchange quotations are not readily available), such investments are valued at the fair market value thereof as determined by the General Partner (even if such determination differs from such market prices or quotations), where possible at a price between the "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances, the General Partner attempts to use consistent and fair valuation criteria.

Listed and over-the-counter options are valued on a reasonable basis within the "bid/asked spread" on the largest national securities exchange (measured by dollar volume of transactions in such option) for which such option is traded, on the date of determination or if no "bid" and "asked" prices are available, or if in the opinion of the General Partner such prices do not represent fair value, at such value as the General Partner may determine. Any commodity futures contracts are valued at the most recent available closing quotation on the commodity exchange on which the commodity futures contract is traded by the Partnership. Commodities other than commodities futures contracts are valued at such value as the General Partner may determine.

d) Financial Instruments
In the normal course of business, the Partnership utilizes derivative financial instruments such as options, equity swap contracts, and forward currency contracts both domestic and foreign, in connection with its proprietary trading activities.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

d) Financial Instruments (Continued)

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", the Partnership records its derivative activities at market value. Gains and losses from derivative financial instruments are included in net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments in the statement of income.

e) Foreign Currency

Amounts denominated in or expected to settle in foreign currencies (FC) are translated into United States dollars at rates reported by a major New York City financial institution on the following basis:

i) Market value of investment securities, other assets and liabilities - at the closing rate of exchange at the balance sheet date.

ii) Purchases and sales of investment securities, income and expenses - at the rate of exchange prevailing on the respective dates of such transactions.

The Fund isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term and/or long-term securities, sales of FC, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities including investments in securities at fiscal year end, resulting from changes in the exchange rate.

f) Income Taxes

All gains and losses subject to taxes are passed on to the individual partners and, accordingly, no provision for federal and state income taxes has been made for the Fund. Since all income derived is from investing and trading in the Fund's own account, it is not liable for any local taxes.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

g) Cash

The Fund considers demand deposits to be cash. At December 31, 2003 the Fund has no cash accounts. All cash transactions are executed through accounts with the Fund's clearing brokers (Note 4).

Note 3 - Investment Transactions

Marketable securities owned, at market value, other investments, at market value and securities sold but not yet purchased, at market value, consist of the following:

	Cost	Market
Marketable securities owned:		
Equities	$ 285,475,692	$ 318,686,532
Long-term debt securities	20,481,542	24,341,338
Options	1,689,374	1,731,146
	307,646,608	344,759,016
Other investments:		
Distressed debt securities	113,946,572	122,206,930
Trade claims, bank debt and other	52,551,024	60,547,740
	166,497,596	182,754,670
Total marketable securities owned and other investments	$ 474,144,204	$ 527,513,686

	Proceeds	Market
Securities sold but not yet purchased:		
Equities	$ 103,775,651	$ 115,162,236
Long-term debt securities	8,371,616	9,525,493
Government securities	13,608,254	13,847,822
Options	967,415	1,533,559
Total securities sold but not yet purchased	$ 126,722,936	$ 140,069,110

At December 31, 2003, unrealized appreciation on investments was $42,649,080 which includes $2,638,233 in unrealized appreciation on equity swap contracts and unrealized depreciation on foreign currency contracts of $12,461.

Note 4 - Clearing Brokers' Accounts

The amount due to, or from, clearing brokers represents debits and credits through the accounts arising from security transactions, both domestic and foreign. Interest is credited or charged to the accounts based upon the average daily balance and is compounded monthly. Any amounts due to the brokers are secured by the pledge of investment securities or other collateral. As of December 31, 2003, the amount due from brokers was $233,353,262 and the effective interest rate on margin balances was 0.50%.

Note 5 - Related Party Transactions

The General Partner, Loeb Arbitrage Management, Inc. ("General Partner"), is entitled to receive at the end of each month a management fee of 1/12 of 3% of the Partnership total net assets representing, in part, reimbursement for operating expenses of the Partnership as incurred by the General Partner. This fee is subject to reduction if the Partners do not achieve certain performance levels. Management fees charged for the year ended December 31, 2003 were 15,792,010.

At December 31, 2003, the Fund also owed the General Partner $182,584 relating to expense outlays by the General Partner on behalf of the Fund.

The Partnership pays brokerage commissions to a related entity, which is under common ownership with the General Partner. Such commissions are limited primarily to the execution cost and clearing charges associated with the trading activities of the company, and amounted to approximately $1,321,000 for the year ended December 31, 2003.

Note 6 - Net Capital Requirements

As a registered broker - dealer, the Partnership is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. At December 31, 2003 the Partnership had net capital of $381,778,933, which exceeded the requirement of $250,000 by $381,528,933, under the alternative method. The Fund's net capital ratio is .0173to 1.

Note 7 - Commitments

a) ***Joint Account***
Under the Fund's joint account agreement with LPC, the Fund (but not its limited partners) is jointly and severally liable to third party creditors with respect to obligations of the joint account. The Fund's participation in the joint account at December 31, 2003 is approximately 95%.

b) ***Lending-Related Financial Instruments***
In connection with the Fund's participation in lending-related financial instruments, the Fund is obligated to fund its portion of unfunded credit commitments which amounts to approximately $1,600,000 as of December 31, 2003. These credit agreements expire June 2005.

These commitments can expire without being drawn upon. As a result, total contractual amounts may not be representative of the Fund's actual future credit exposure or liquidity requirements for these commitments.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Fund is engaged in buying and selling securities, options, and equity swap contracts, both domestic and foreign, for its own account. Fund transactions are collateralized and are executed with banks, brokers and dealers and other financial institutions. The Fund introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

Fund exposure to credit risk associated with non-performance of such banks, brokers and dealers and other financial institutions and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Fund. The agreement between the Fund and its clearing brokers provides that the Partnership is obligated to assume any exposure related to such non-performance.

Securities sold but not yet purchased are a part of the normal activities of the Fund as a broker and dealer in securities and are subject to off-balance sheet market risk of loss should the company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Derivative financial instruments traded by the Fund include option contracts and equity swap contracts, both domestic and foreign. The value of these contracts move with the changes in value of the underlying security or index. The Fund is required to maintain collateral to secure these transactions.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including foreign exchange rate movements, and fluctuations in security prices.

As part of its overall trading strategy, the partnership engages in the purchase and sale of index, stock and foreign currency options for the purpose of reducing market risk.

Index option positions at December 31, 2003 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long index call options	$ 4,268,256	$ 377,689	$ 66,500
Long index put options	17,795,598	21,691	449,453
Short index call options	(17,249,999)	(994,806)	(707,926)
Short index put options	-	-	(4,269)

The net loss which resulted from index option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $5,791,000 for the year ended December 31, 2003.

Stock option positions at December 31, 2003 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long stock call options	$ 5,323,490	$ 1,184,686	$ 624,147
Long stock put options	2,354,733	147,080	375,077
Short stock call options	(5,188,864)	(538,753)	(403,398)
Short stock put options	-	-	(1,757)

The net loss which resulted from stock option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $845,000 for the year ended December 31, 2003.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Foreign currency option positions at December 31, 2003 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long put currency options - Euro	$ -	$ -	$ 4
Short call currency options - Euro	-	-	(2,301)

The net income which resulted from foreign currency options trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $7,000 for the year ended December 31, 2003.

The Fund has foreign investments in securities, debt instruments, options, and equity swap contracts. Future economic and political developments in those foreign countries could adversely affect the liquidity or value, or both, of the foreign investments in which the Fund is invested.

Note 9 - Forward Currency Contracts

At December 31, 2003, the Company had purchased and sold the following foreign currency exchange contracts:

Forward Currency Contracts - Long	Unrealized Loss
207,554,386 Japanese Yen vs. $1,942,302 for settlement January 5, 2004	$ 12,461

Note 10 - Financial Highlights

The following financial highlights have been calculated in accordance with the AICPA Audit and Accounting Guide, "Audits of Investments Companies."

Net investment income	1.24%
Operating expenses	.04%
Total return, all partners:	
Total return before reallocation to General Partner	20.39%
Reallocation to General Partner	(4.95%)
Total return after reallocation to General Partner	15.44%
Total return, limited partners:	
Total return before reallocation to General Partner	20.96%
Reallocation to General Partner	(5.24%)
Total return after reallocation to General Partner	15.72%

Financial highlights are calculated for the limited partner class taken as a whole. An individual limited partner's return and ratios may vary based on the timing of capital transactions.

The ratios of net investment income, operating expenses, and total return are calculated as a percentage of average net assets. The average net assets were determined on a monthly basis for the above calculations.

Note 11 - Subsequent Events

The General Partner received notice from Limited Partners prior to December 31, 2003 of additional capital contributions and capital withdrawals effective January 1, 2004 pursuant to Articles 6.03 and 6.06 of the limited partnership agreement in the amounts of approximately $10,297,000 in contributions and approximately $31,173,000 of withdrawals. The General Partner also withdrew approximately $10,306,000 effective January 1, 2004.